                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               SCHEDULE 13E-4/A



                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                              PECO ENERGY COMPANY
                              (Name of the Issuer)

                              PECO ENERGY COMPANY
                      (Name of Person(s) Filing Statement)

              DEPOSITARY SHARES, EACH REPRESENTING A 1/4 SHARE OF
                        $7.96 CUMULATIVE PREFERRED STOCK
                         (Title of Class of Securities)

                                   693304875
                     (CUSIP Number of Class of Securities)

                                 J. B. MITCHELL
                     VICE PRESIDENT - FINANCE AND TREASURER
                              PECO ENERGY COMPANY
                       P.O. BOX 8699, 2301 MARKET STREET
                            PHILADELPHIA, PA   19101
                                 (215) 841-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
         Communications on Behalf of the Person(s) Filing Statement)

                         ----------------------------

               PLEASE ADDRESS A COPY OF ALL COMMUNICATIONS TO:

     ROBERT C. GERLACH, ESQ.                      ROBERT M. JONES, JR., ESQ.
BALLARD SPAHR ANDREWS & INGERSOLL                   DRINKER BIDDLE & REATH
  1735 MARKET STREET, 51ST FLOOR                     1345 CHESTNUT STREET
 PHILADELPHIA, PENNSYLVANIA 19103              PHILADELPHIA, PENNSYLVANIA 19107
          (215) 865-8000                                (215) 988-2700

                               November 8, 1995
    (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

      ======================================================================
              Transaction Valuation*            Amount of Filing Fee
              ---------------------             --------------------
                    $137,025,000                    $27,405
      ======================================================================

* For purposes of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, the market value of the Depositary Shares, each representing a 1/4 share interest in the Company's $7.96 Cumulative Preferred Stock (the "Depositary Shares") proposed to be acquired was determined by multiplying $25-3/8 (the average of the high and low reported prices of the Depositary Shares on the New York Stock Exchange on November 3, 1995, by 5,400,000 (the number of Depositary Shares which PECO Energy Company has offered to acquire).

/x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $46,552

         Form or Registration Nos.: Form S-4 (Registration Nos. 33-60859 and 33-60859-01)

         Filing Parties: PECO Energy Company, PECO Energy Capital, L.P. and PECO Energy Capital Trust I

         Date Filed:  July 5, 1995






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          This Amendment No. 1 (the "Final Amendment") amends and
supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") originally filed by PECO Energy Company ("PECO Energy") on November 7, 1995. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Schedule 13E-4. By this Final Amendment, the
Schedule 13E-4 is hereby amended as set forth below:



ITEM 1.    SECURITY AND ISSUER.



           Item 1 is hereby amended and supplemented by adding thereto the following:



           (a) The Offer terminated in accordance with its terms at midnight, New York City time, on Wednesday, December 13, 1995. According to a final count by First Chicago Trust Company of New York, exchange agent for the Offer, there were validly tendered pursuant to the Offer, 3,124,183 Depositary Shares, each representing a one-fourth interest in a share of $7.96 Cumulative Preferred Stock of PECO Energy (or 55.8% of the 5,600,000 Depositary Shares ouytstanding before the Offer). Pursuant to the Offer, PECO Energy accepted for payment all such Depositary Shares validly tendered according to the terms of the Offer.


ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS.


           Item 9 is hereby amended and supplemented by adding thereto the following:



   (a)     Press Release issued by PECO Energy on December 14, 1995
           (Exhibit R).




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                                   SIGNATURE

                 After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: December 20, 1995           PECO Energy Company




                                  By: /s/ J. Barry Mitchell
                                      -----------------------
                                          J. Barry Mitchell
                                          Vice President - Finance and Treasurer






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
                                    EXHIBITS


Exhibit R        Press Release issued by PECO Energy on December 14, 1995





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